Exhibit 99.1

Bitfarms to Participate in May Conferences

-   18th Annual Needham Technology & Media Conference on May 18   –

-   Bitcoin 2023 Miami on May 18-20   –

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (May 9, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, announced that management will be participating virtually at the 18th Annual Needham Technology & Media Conference on May 18 and in person at Bitcoin 2023 in Miami on May 18-20.

Event:	18th Annual Needham Technology & Media Conference
Date:	Thursday, May 18, 2023
Location:	Virtual
Presentation:	9:30 AM ET, May 18, 2023

The company’s Needham presentation will be webcast live and available on the company’s website. For additional information or to schedule an in-person meeting, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

Event:	Bitcoin 2023
Date:	May 18 - 20, 2023
Location:	Miami Beach Convention Center
Time:	Bitfarms’ Chief Mining Officer Ben Gagnon and Chief Financial Officer Jeff Lucas will be panelists:

- May 18, 11:00 am ET, Mining Stage – Risks to the ASIC Supply Chain (with Ben Gagnon)
- May 19, 2:00 pm ET, Mining Stage – It’s Halvening (with Jeff Lucas)
- May 20, 10:30 am ET, Mining Stage – Evolving Hosted Mining (with Ben Gagnon)

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca